Exhibit 16.1

June 19, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bowne & Co. Inc. and, under the date of March 16, 2009, we reported on the consolidated financial statements of Bowne & Co. Inc. as of and for the years ended December 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of December 31, 2008. On June 15, 2009, we were dismissed. We have read Bowne & Co. Inc’s statements included under Item 4.01 of its Form 8-K dated June 19, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the information in the first two paragraphs of the Form 8-K.

Very truly yours,

/s/ KPMG LLP